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April 27, 2009

AS FILED ON EDGAR AND
VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
Attn: Tabatha Akins, Staff Accountant
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Synovics Pharmaceuticals, Inc.
Item 4.01 Form 8-K, filed March 17, 2009
File No. 000-22011

Dear Ms. Akins:

     On behalf of our client, Synovics Pharmaceuticals, Inc., a Nevada corporation (the “Company”), we transmit simultaneously herewith for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by means of the Electronic Data Gathering, Analysis, and Retrieval system, the Company’s Current Report on Form 8-K/A (the “Amended Filing”) amending the Current Report on Form 8-K originally filed by the Company on March 17, 2009 (File No. 000-22011) (the “Original Filing”) and a separate acknowledgement letter from the Company. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Amended Filing.

     We are in receipt of your letter addressed to the Company, dated March 18, 2009 (the “Comment Letter”), which you sent on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Set forth below are the comments of the staff set forth in the Comment Letter (in italics), together with the responses of the Company to such comments, numbered to correspond to the numbering in the Comment Letter.

Comment Number	Response to Comment

1.

It appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

The Company takes notice of, but respectfully disagrees with, your comment. For the reasons stated below, the Company disputes the Commission’s position that the Company’s failure to file a report under Item 4.01 of Form 8-K within 4 days of the completion of the merger, on January 1, 2009 (the “Merger”), of the practice of the Company’s former independent accountants, Miller Ellin & Company (“Miller Ellin”), with and into the practice of Rosen Seymour Shapss Martin & Company LLP (“Rosen Seymour”), the Company’s current independent accountants, constitutes a delinquency that may negatively impact the Company’s eligibility requirements for filing on Form S-3.

Although, the Merger took effect on January 1, 2009, with respect specifically to the Company, Miller Ellin agreed with Rosen Seymour that Miller Ellin would continue to be the Company’s independent auditor up to and through February 5, 2009, the date upon which the Company filed its Annual Report on Form 10-K for the year ended October 31, 2008 (the “Annual Report”). Accordingly, it was only immediately following the filing of the Annual Report that Miller Ellin effectively resigned as the Company’s independent accountants, and Rosen Seymour, pursuant to the terms of its agreement with Miller Ellin, became the Company’s new independent accountants and principal accountant to audit its financial statements, as the successor in interest of Miller Ellin.

Notwithstanding the merger of Miller Ellin’s practice into that of Rosen Seymour, there has been no substantive change in the day-to-day management of the Company’s account from January 1, 2009 and through to the present.

Based upon the circumstances described above and information relayed to the Company by Miller Ellin, the Company did not consider there to be a change in independent accountants for purposes of Item 4.01 of Form 8-K. Furthermore, the Company was not formally notified about the nature of the Merger until its receipt of a letter, dated February 12, 2009, from Rosen Seymour.

Based upon the foregoing, the Company respectfully requests the Commission to consider as timely the filing of the Original Filing disclosing the change in the Company’s independent accountants and, thus, not to treat such filing of the Original Filing as a delinquency that may negatively impact the Company’s eligibility requirements for filing on Form S-3.

2.	It appears Miller, Ellin & Company, LLP disclosed an uncertainty of the Registrant to continue as a going concern in your Form 10-K filed on February 5, 2009.

The Company has revised the second paragraph of the Original Filing in accordance with your comment to state explicitly the disclosures required by Item 304(a)(1)(ii) of Regulation S-K.

3.	With respect to the merger between Miller, Ellin & Company, LLP and Rosen Seymour Shapps Martin & Company LLP, please tell us the following:

	a.	Explain the chronology of the events that transpired from the date of merger through the date you were notified of the merger. Tell us why you were not aware of the merger until February 12, 2009.

	b.	Tell us why the audit opinion dated on January 29, 2009 is signed by Miller, Ellin & Company, LLP, and not Rosen Seymour Shapps Martin & Company LLP, the resulting surviving legal entity.

Effective January 1, 2009, Miller Ellin merged its practice into the practice of Rosen Seymour with Rosen Seymour succeeding to the business and operations of Miller Ellin, subject to certain conditions and exceptions, as agreed upon by the parties under the terms of the Merger.

As stated above, although the Merger went into effect on January 1, 2009, with respect specifically to the Company, Miller Ellin agreed with Rosen Seymour that Miller Ellin would continue to be the Company’s independent auditor up to and through February 5, 2009, the date upon which the Company filed its Annual Report. The reason behind such special arrangement was that substantially all of the audit work for the Company’s financial statements for the year ended October 31, 2008 was performed prior to the Merger’s effective date. Accordingly, it was only immediately following the filing of the Annual Report that Miller Ellin effectively resigned as the Company’s independent accountants, and Rosen Seymour, pursuant to the terms of its agreement with Miller Ellin, became the Company’s new independent accountants and principal accountant to audit its financial statements, as the successor in interest of Miller Ellin.

Notwithstanding the merger of Miller Ellin’s practice into that of Rosen Seymour, there has been no substantive change in the day-to-day management of the Company’s account from January 1, 2009 and through to the present.

In light of the foregoing information, the Company has amended its disclosure by removing the language stating that Rosen Seymour was “the resulting surviving legal entity” of the Merger and replacing it with language that more accurately describes the effect of the Merger on Miller Ellin and Rosen Seymour pursuant to the terms of their agreement.

For your convenience, the Company has reproduced below the first paragraph of the Amended Filing in which the above described disclosures appear.

“Effective January 1, 2009, Miller, Ellin & Company, LLP (“Miller Ellin”), the Registrant’s independent accountant, and the principal accountant engaged to audit the Registrant’s financial statements, consummated a merger (the “Merger”) of its practice into the practice of Rosen Seymour Shapss Martin & Company LLP (“Rosen Seymour”), with Rosen Seymour succeeding to the business and operations of Miller Ellin, subject to certain conditions and exceptions, as agreed upon by the parties under the terms of the Merger. Although, the Merger took effect on January 1, 2009, with respect specifically to the Registrant, Miller Ellin agreed with Rosen Seymour that Miller Ellin would continue to be the Registrant’s independent auditor up to and through February 5, 2009, the date upon which the Registrant filed its Annual Report on Form 10-K for the year ended October 31, 2008 (the “Annual Report”). Accordingly, immediately following the filing of the Annual Report, Miller Ellin effectively resigned as the Registrant’s independent accountants, and Rosen Seymour, pursuant to the terms of its agreement with Miller Ellin, became the Registrant’s new independent accountants and principal accountant to audit its financial statements, as the successor in interest of Miller Ellin. The foregoing change in auditor was ratified by the Registrant’s board of directors.”

4.

Upon amending your filing, please include, as Exhibit 16, an updated letter from your accountants, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your accountants date their letter.

The Company has included in the Amended Filing, as Exhibit 16.1, a signed and currently dated letter from its former accountants, Miller Ellin, in accordance with Item 304(a)(3) of Regulation S-K. The Company has also included in its amended filing, as Exhibit 16.2, an updated letter signed by its current accountants, Rosen Seymour, in accordance with Item 304(a)(2) of Regulation S-K.

     Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ Gary Emmanuel
Gary Emmanuel

cc:	Jyotindra Gange Manny Desai Michael Bernstein Mitchell Rubin